UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.   )*

Esterline Technologies Corporation

(Name of Issuer)

Common Stock, $0.20 par value

(Title of Class of Securities)

297425100

(CUSIP Number)

Ralph V. Whitworth

Relational Investors, LLC

12400 High Bluff Drive, Suite 600

San Diego, CA 92130

(858) 704-3333

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 14, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Relational Investors, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,024,210

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 2,024,210

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,024,210

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.60%

14.	Type of Reporting Person (See Instructions) IA/HC/OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Relational Investors Mid-Cap Fund I, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,249,674

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 1,249,674

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,249,674

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.08%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Relational Investors Mid-Cap Fund II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 638,053

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 638,053

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 638,053

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.08%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Ralph V. Whitworth

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) NA

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 2,024,210

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 2,024,210

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,024,210

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.60%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) David H. Batchelder

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) NA

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 2,024,210

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 2,024,210

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,024,210

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.60%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the common stock, $0.20 par value (the “Shares”), of Esterline Technologies Corporation, a Delaware corporation (the “Issuer” or the “Company”). The Issuer’s principal executive offices are located at 500 108th Avenue N.E., Bellevue, Washington 98004.

Item 2.	Identity and Background

This Statement is being filed by Relational Investors Mid-Cap Fund I, L.P. (“MC I”) and Relational Investors Mid-Cap Fund II, L.P. (“MC II”), collectively, the “Relational LPs.”  Each of the Relational LPs is a Delaware limited partnership.  The principal business of each is securities investment.

This Statement is also being filed by Relational Investors, LLC (“RILLC”), a Delaware limited liability company.  The principal business of RILLC is being the sole general partner or sole managing member of the general partner of certain investment partnerships, including the Relational LPs and the investment adviser of certain client managed accounts, the “Managed Accounts”.  The Relational LPs and the Managed Accounts are the beneficial owners of the securities covered by this Statement.  Pursuant to the Limited Partnership Agreement of each of the Relational LPs, and the investment management agreement of the Managed Accounts, RILLC has sole investment discretion and voting authority with respect to the securities covered by this Statement.

This Statement is also being filed by Ralph V. Whitworth and David H. Batchelder.  Messrs. Whitworth and Batchelder are the Principals of RILLC, in which capacity they share voting control and dispositive power over certain securities covered by this Statement.  As such, Messrs. Whitworth and Batchelder may be deemed to have indirect beneficial ownership of such securities, but, each of Mr. Whitworth and Mr. Batchelder disclaim beneficial ownership of the Shares except to the extent of his pecuniary interest therein.  The present principal occupation of each of Messrs. Whitworth and Batchelder is serving as Principals of RILLC (Messrs. Whitworth and Batchelder, together with Relational LPs and RILLC, hereinafter, the “Reporting Persons”).

During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The business address of each of the Reporting Persons is 12400 High Bluff Drive, Suite 600, San Diego, CA 92130.
Messrs. Whitworth and Batchelder are citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration
The Reporting Persons purchased an aggregate of 2,024,210 Shares for total consideration (including brokerage commissions) of $111.5 million derived from their working capital.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the Shares covered by this Statement because, in their opinion, such Shares are undervalued.

The Reporting Persons believe the following factors have contributed to the Shares’ undervaluation:  (i) a history of poor capital allocation, including overpaying for acquisitions and overleveraging the Company’s balance sheet resulting in the introduction of excessive risk to the business solution, (ii) sub-optimal operating performance against metrics such as profit margins and return on invested capital, (iii) inadequate disclosure and communications with analysts and institutional investors, (iv) an executive compensation plan that includes a return on invested capital measure which is 25% lower than the Company’s weighted average cost of capital.

Since their initial investment in August of 2009, the Reporting Persons have maintained a dialogue with certain members of the Company’s board and management and have periodically presented their views and concerns regarding (i) operational improvements, (ii) capital structure, (iii) capital allocation, (iv) executive compensation, and (v) investor communications.  The Reporting Persons have recently intensified their communications around certain of these concerns, focusing specifically on profit margins and investment returns, and believe the Company has taken, and will continue to take, actions to improve its performance in these areas.

The Reporting Persons believe that improved value may well be achieved if management continues its work to improve the Company’s operations, but the Reporting Persons also believe that over time the Shares will continue to sell for a substantial discount to the value available in a strategic sale to a larger company.  This conclusion flows primarily from the Reporting Persons’ view of industry challenges and the Company’s sub-optimal size and product scope.  The potential premium available from a strategic buyer should form the backdrop of strategic planning and related decisions made by the Company’s board of directors.

Operational Improvements to Increase Margins and Cash Flow

The Reporting Persons believe that improvements in profit margins will be increasingly important to creating superior equity value.  Recent meetings between representatives of the Reporting Persons and the Company’s executive management have increased the Reporting Persons’ confidence that the management team is intently focused on achieving its stated long-term profit margin target of 15% and its stated return on invested capital target of 10%, both of which were provided in the Company’s investor presentation dated September 15, 2011.

Capital Structure

As of January 31, 2012, the Company maintains $193 million in cash and equivalents with roughly $1 billion in outstanding debt according to the Company’s most recent 10-Q filing.  It is the Reporting Persons’ opinion that over the long term a prudent debt to capital ratio for the Company will be 30%, which is consistent with the average for the Company’s peer group as defined in the Company’s proxy statement dated January 26, 2012.  As of January 31, 2012, the Company’s debt to capital ratio was approximately 40%.  The Reporting Persons believe the Company’s expected positive cash flows over the next few years will provide a significant amount of excess cash to reduce debt levels to more prudent levels and that the Company is committed to that priority.

Capital Allocation

The Reporting Persons believe that the Company’s expected growing cash flows make capital allocation an increasingly important component of equity value creation.  The Reporting Persons believe that historically the Company has lacked appropriate capital allocation disciplines and processes leading to excessive debt levels and unfavorably priced acquisitions.  The Reporting Persons believe the Company should avoid future acquisitions unless they convincingly offer risk-adjusted returns well in excess of the Company’s weighted average cost of capital and compare favorably to share repurchases and organic growth opportunities. The Reporting Persons have consistently communicated with the Company in an effort to spur the Company to implement and describe to investors capital allocation processes and disciplines designed to ensure that free cash flows are allocated to the highest and best potential return alternatives.

Executive Compensation

The Reporting Persons have communicated proposed changes to the executive management incentive structure.  The Company’s current ROIC hurdle rate of 6% for long-term compensation is well below the Company’s reported cost of capital of 8-9% and long-term ROIC target of 10%.  The Reporting Persons believe the Company should over time (i) increase the ROIC hurdle to a level above the Company’s cost of capital which incentivizes value enhancing investments, and (ii) tie long-term executive compensation to publicly disclosed long-term performance targets.

Investor Communications

Over time the Reporting Persons have presented their views to the Company on the importance of investor communications.  While the Company has made progress in providing additional disclosure to investors, the Reporting Persons believe the Company should report on progress in achieving profitability and integration objectives to promote both greater clarity and improved management accountability.

The Reporting Persons intend to closely monitor the Company’s progress in each of these five areas and may modify their plans accordingly.

The Reporting Persons may exercise any and all of their respective rights as shareholders of the Company in a manner consistent with their equity interests.  The Reporting Persons and their representatives and advisers intend to continue from time to time to discuss the Company and its performance with members of the Company’s board and management.  In addition, the Reporting Persons may communicate with other shareholders, industry participants and other interested parties concerning the Company.  Although the Reporting Persons do not have any current plans, other than the monitoring and communication program outlined above, the Reporting Persons may in the future decide to seek representation on the Company’s board of directors.  Among other factors, the Reporting Persons will consider the Board’s overall progress in considering capital allocation strategies for maximizing shareholder value as a major factor in its decision of whether or not to nominate independent director candidates.

The Reporting Persons may from time to time (i) acquire additional Shares (subject to availability at prices deemed favorable) in the open market, in privately negotiated transactions or otherwise, or (ii) dispose of Shares at prices deemed favorable in the open market, in privately negotiated transactions or otherwise.  The Reporting Persons may formulate plans or proposals for, and may from time to time explore, or make proposals relating to, transactions or actions which relate to or would result in any of the matters specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)           As of the date of this Statement, the Reporting Persons beneficially own in the aggregate 2,024,210 Shares, constituting approximately 6.60% of the outstanding Shares.  The percentage of Shares owned is based upon 30,651,841 Shares reported to be outstanding on February 28, 2012, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended January 27, 2012.  The Reporting Persons may be deemed to have direct beneficial ownership of the Shares as follows:

NAME	NUMBER OF SHARES	% OF OUTSTANDING SHARES	VOTING AND DISPOSITIVE POWER
RILLC	136,483	0.45%	Sole
MC I	1,249,674	4.08%	Sole
MC II	638,053	2.08%	Sole

RILLC, individually and in its capacity as an investment adviser, may be deemed to possess direct beneficial ownership of the 136,483 Shares that are owned by it and the Managed Accounts. Additionally, RILLC, as the sole general partner, of each of Relational LPs may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) the 1,887,727 Shares beneficially owned by the Relational LPs because the limited partnership agreements of the Relational LPs specify that RILLC has sole investment discretion and voting authority with respect to those Shares.

Each of Messrs. Whitworth and Batchelder, as Principals of RILLC, may be deemed to share indirect beneficial ownership of the Shares which RILLC may beneficially own.  Each of Messrs. Whitworth and Batchelder disclaims beneficial ownership of such Shares except to the extent of his pecuniary interest therein.

To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 is the beneficial owner of any Shares.

(b) See item (a) above.
(c) Information concerning transactions in the Shares by the Reporting Persons during the past 60 days is set forth in Exhibit A filed with this Statement.

(d)           No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Statement, except that dividends from, and proceeds from the sale of, the Shares held by accounts managed by RILLC may be delivered to such accounts.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for the joint filing agreement between and among the Reporting Persons attached hereto as Exhibit B, and except for the investment discretion and voting authority described in Item 2 of this Statement and in the respective partnership agreements and investment management agreements of the Relational LPs and Managed Accounts which each contain provisions whereby RILLC may, after certain adjustments, receive a percentage of realized or unrealized profits, if any, derived from that partnership’s or managed account’s investments, to the best of the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits
The following Exhibits are filed herewith: Exhibit A – Information concerning transactions in the Shares affected by the Reporting Persons in the last 60 days. Exhibit B – Joint Filing Agreement.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 24, 2012

RELATIONAL INVESTORS MID-CAP FUND I, L.P.
RELATIONAL INVESTORS MID-CAP FUND II, L.P.

By:	RELATIONAL INVESTORS, LLC
as general partner to each,

	By:	/s/ Ralph V. Whitworth
Ralph V. Whitworth, Principal

RELATIONAL INVESTORS, LLC

	By:	/s/ Ralph V. Whitworth
Ralph V. Whitworth, Principal

/s/ Ralph V. Whitworth
Ralph V. Whitworth

/s/ David H. Batchelder
David H. Batchelder

EXHIBIT INDEX

Exhibit	Description

A.	Information concerning transactions in the Shares affected by Reporting Persons in the last 60 days.

B.	Joint Filing Agreement.